Pursuant to Rule 253(g)(2)

File No. 024-11086

GREEN STREAM HOLDINGS, INC.

OFFERING CIRCULAR SUPPLEMENT

Dated as of: December 15, 2021

This document supplements, and should be read in conjunction with, the offering circular of Green Stream Holdings, Inc. (the “Company”), which was qualified by the Securities and Exchange Commission (the “Commission”) on April 21, 2020 and amended by a Rule 253(g)(2) filing (the “Supplement”), which was filed with the Commission on August 26, 2020, and subsequently amended by additional Rule 253(g)(2) filings (the “Additional Supplements”), which were filed with the Commission on October 21, 2020, March 25, 2021, April 21, 2021, May 3, 2021, June 16, 2021, July 21, 2021, July 22, 2021, August 21, 2021, September 3, 2021, September 8, 2021, September 21, 2021, and October 1, 12, 20, 2021, and November 2, 19, 26, 2021, December 6, 2021 respectively (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Board of Directors has extended the Offering additional days. Recipients of the Offering Circular are referred to the Company current filings including financial statements on file at sec.gov.

The Offering Circular cover page shall be amended to read as “one year and until December 31, 2021, following the date Offering Circular is qualified by the SEC.”

Recipients of the Offering Circular are referred to the Company current filings including financial statements on file at sec.gov.

This supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this supplement.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.